Exhibit 99.4

ADDENDUM No.1

To

MV Navios Felicity I

Bareboat Charter Party dated 18th April, 2018

This Addendum, is made and entered into this day 19th of, June 2023 by and between Rider Shipmanagement Inc. of the Republic of the Marshall Islands (hereinafter called the “Charterers”) and Forever Shipping, S.A. of the Republic of Panama (hereinafter called the “Owners”),

WITNESSETH;

WHEREAS, the Charterers and the Owners have entered into a certain bareboat charter party and rider clause dated 18th April, 2018 (hereinafter called the “BBCP”) for the bareboat charter of one (1) 81,000 DWT BULK CARRIER named as MV Navios Felicity I, and

WHEREAS, the Financial Conduct Authority (FCA) responsible for supervising LIBOR has announced on 5th March, 2021 that the publication of USD LIBOR will cease, and 1 month ICE LIBOR will cease to be published on 30th June 2023, and

WHEREAS, due to the upcoming cessation of USD LIBOR publication, the Charterers and the Owners desire to agree to change interest rate of the charter hire of the BBCP from “1 month ICE LIBOR + 1.5%” to “1 month CME TERM SOFR + (1.5%+0.11448%)”.

NOW THEREFORE, notwithstanding anything contained in the BBCP, it is mutually agreed and confirmed by the parties hereto that:

1.	Box 24. shall be amended as per following.

24. Rate of interest payable acc. To Cl.11 (f) and, if applicable, acc. to PART IV

1M CME TERM SOFR plus 1.61448%

2.	Clause 36(1) II. shall be amended as per following.

36. HIRES AND EXTRA PAYMENTS

(1) Monthly Hire

II. Monthly Variable hire is calculated from the number of the days in any relevant month and daily variable hire in accordance with the following formula:

Monthly Variable Hire = Daily Variable Hire x the number of the days in the relevant month.

Daily Variable Hire = Charter Principal Balance (the table of Charter Principal Balance shall be attached to this contract as appendix) x (1.61448% + one (1) month CME TERM SOFR as applicable for the month in respect of which such Daily Variable Hire is to be calculated) / 360

Applicable 1M CME TERM SOFR to be confirmed 2 Banking days prior to each hire due date the first monthly hire has excluding interest payment, i.e. only debt portion, owners profit and covering brokerage. For 2nd monthly payment onward, last month interest to be added. The final monthly hire payment to be using the same the last month interest.

The Owners shall notify the Charterers in writing of the Monthly Variable Hire due on any due date for hire by sending to the Charterers a duly issued invoice for that Monthly Variable Hire and Monthly Fixed Hire at least four (4) Banking Days before that due date.

Charter Principal Balance means USD 19,565,000 less the aggregate Monthly Fixed Hire as has at any relevant time been paid to the Owners.

Should the CME TERM SOFR falls to negative interest rate, zero (0) is to be applied as CME TERM SOFR.

3.	Effective date

This Addendum shall be effective on and from the date of its execution by both parties, and the interest rate shall be changed from the 44th hire with the interest period of 17th July, 2023 through 17th August, 2023.

4.	GOVERNING LAW

This Addendum shall be governed by and construed in accordance with English Law. The arbitration provision of Clause 30 of the BBCP shall apply mutatis mutandis to this Addendum.

5.	All other terms and conditions in the said BBCP shall remain unaltered and in full force.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed on the day and year first above written.

Signature (Owners)	Signature (Charterers)
Forever Shipping, S.A.	Rider Shipmanagement Inc.

/s/ Chikashi Yamane By: Chikashi Yamane Title: President	/s/ Georgios Panagakis By: Title: